HARRIS STEEL GROUP INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual meeting of shareholders of Harris Steel Group Inc. (the "Corporation") will be held in the National Club, 303 Bay Street, Toronto, Ontario, Canada on Thursday, May 18, 2006 at the hour of 3:00 o'clock in the afternoon for the following purposes:

1. To receive the annual report of the Corporation and the consolidated financial statements of the Corporation for the years ended December 31, 2005 and 2004 together with the report of the auditors thereon;
2. To elect directors;
3. To appoint auditors and authorize the directors to fix the remuneration of the auditors;
4. To transact such further and other business as may properly come before the meeting or any adjournments thereof.

A copy of the management information circular accompanies this notice.

As a substantial representation of shareholders is desired, if you are not able to be present personally, kindly sign and return the form of proxy accompanying this notice in the envelope provided for that purpose, or follow the telephone or internet voting instructions specified by CIBC Mellon Trust Company or your intermediary. All proxies must be received by 4:00 pm on May 16, 2006.

DATED at Toronto this 13th day of April, 2006

By Order of the Board of Directors

"Signed"
FLORA WOOD
Corporate Secretary


06015379

HARRIS STEEL GROUP INC.

MANAGEMENT INFORMATION CIRCULAR
as of April 13, 2006

RELATING TO THE ANNUAL MEETING OF SHAREHOLDERS

Solicitation of Proxies

This management information circular is furnished in connection with the solicitation by management of Harris Steel Group Inc. (the "Corporation") of proxies to be used at the annual meeting (the "Meeting") of the shareholders of the Corporation to be held at the time and place and for the purposes set forth in the notice of meeting (the "Notice of Meeting") accompanying this management information circular. It is expected that the solicitation will be primarily by mail. The costs of the solicitation will be borne by the Corporation.

Exercise of Discretion by Proxies

The shares represented by any proxy received by management will be voted or withheld from voting in accordance with the directions of the shareholder. **In the absence of any direction to the contrary, the common shares so represented will be voted (a) "for" the election as directors of the individuals indicated under the heading "Election of Directors"; and (b) "for" the appointment of PricewaterhouseCoopers LLP as auditors, with the auditors' remuneration to be fixed by the directors.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to matters not specifically mentioned in the Notice of Meeting, but which may properly come before the Meeting or any adjournment or postponement thereof and with respect to amendments to or variations of matters identified in the Notice of Meeting. As at the date hereof, management knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and routine matters incidental to the conduct of the Meeting. If any further or other business is properly brought before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as such person then considers to be proper.

Appointment and Revocation of Proxies

The persons specified in the enclosed form of proxy are officers of the Corporation and will represent management at the Meeting. Each shareholder of the Corporation has the right to appoint a person (who need not be a shareholder), other than the persons specified in the enclosed form of proxy, to attend and act for him and on his behalf at the Meeting or any adjournment thereof. Such right may be exercised by striking out the names of the specified persons and inserting the name of the shareholder's nominee in the space provided or by completing another appropriate form of proxy and, in either case, signing, dating and delivering the form of proxy to the Corporation prior to the holding of the Meeting.

A shareholder executing an enclosed form of proxy may revoke it at any time before it has been exercised. The *Business Corporations Act* (Ontario) sets out a procedure for revoking proxies by depositing an instrument in writing to that effect with the Corporation at the registered office of the Corporation, 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof at which the proxy is to be used or with the Chairman of the Meeting prior to its exercise on the day of the Meeting or any adjournment or postponement thereof.

If you are a registered shareholder who plans to attend the Meeting and wishes to vote your shares in person at the Meeting, then you should not complete or return the proxy. Your votes will be taken and counted at the Meeting. When you arrive at the Meeting, you will need to register with the Transfer Agent, CIBC Mellon Trust Company ("CIBC Mellon"), who will be located near the entrance to the meeting venue.

Advice to Beneficial (Non-Registered) Shareholders

A substantial number of shareholders do not hold shares in their own name ("beneficial" or "non-registered" shareholders). There are two kinds of beneficial shareholders - those who do not object to the issuer of the securities they own knowing who they are and their share position ("NOBOs" for Non-Objecting Beneficial Owners) and those who object to their name and share position being disclosed to the issuer of securities they own ("OBOs" for Objecting Beneficial Owners).

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from OBOs and NOBOs in advance of the Meeting. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by OBOs and NOBOs to ensure that their shares are voted. The majority of brokers now delegate this authority to ADP. ADP mails the proxy materials to the OBOs and NOBOs and asks them to return the proxy forms to ADP. An OBO or NOBO receiving a proxy from ADP may not be able to use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP in advance of the Meeting in order to have the share votes recognized. The Corporation does not know the names of the OBOs. As a result, OBOs will not be recognized at the Meeting for the purposes of voting their shares in person or by proxy, without following the procedure established by their broker or agent. While the Corporation may know the names of its NOBO shareholders, in-person voting instructions for these shareholders have to be cleared by ADP in advance of the meeting. As a consequence, NOBO shareholders should vote their shares by proxy in advance of the meeting or should follow up with their intermediaries (usually brokers) if they would like to vote in person at the meeting.

If you are a NOBO or OBO shareholder, you will receive your proxy-related materials directly from ADP Communications in Canada or in the U.S. You can expect to receive a scannable Voting Instruction Form ("VIF") from ADP. These VIFs are to be completed and returned in the envelope provided or by facsimile. In addition, NOBOs and OBOs will see both telephone voting and internet voting instructions as described on the VIF itself which contains complete instructions. ADP, working in conjunction with CIBC Mellon, will tabulate the results of the VIFs received from the NOBOs and OBOs, and will provide appropriate instructions at the Meeting with respect to the shares represented by VIFs.

OBOs should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder from a broker, then, in almost all cases, such shares will not be registered in the shareholder's name or on the records of the Corporation. Such shares will more likely be registered in the name of the broker or the broker's agent.

Voting Shares and Principal Holders Thereof

Subsequent to the share reclassification and four for one split of Class A non-voting and Class B shares into common shares which occurred effective July 7, 2004, the share capital of the Corporation consists of one class of shares. As at the date hereof, 26,924,320 common shares are issued and outstanding. Some shareholders have not yet exchanged their former Class A non-voting or Class B shares for new common shares. The Transfer Agent has treated all Class A non-voting and Class B shares as having been exchanged, so your proxy forms and voting instructions will reflect your ownership of the common shares after the share reclassification and stock split.

The Corporation has fixed April 3, 2006 as the record date for shareholders entitled to receive notice of the Meeting. Holders of common shares on the record date will be entitled to be present and to vote at the Meeting except to the extent that any such shareholder has since transferred any of his or her shares and the transferee of those shares produces properly endorsed share certificates or otherwise establishes ownership of the shares and demands not later than 10 days before the Meeting to be included in the list of shareholders entitled to vote at the Meeting. In such case, the transferee will be entitled to vote the transferred shares at the Meeting. Holders of common shares are entitled to one vote for each share on all matters to be considered at the Meeting.

As of the date hereof, to the knowledge of the directors and senior officers of the Corporation, the only shareholders beneficially owning, directly or indirectly, or exercising control or direction over shares carrying more than 10 per cent of the voting rights attached to any class of voting shares of the Corporation are as follows:

Principal Shareholder

Name	Common Shares Held	% of Common Shares
Milton Harris Investments (1998) Limited, Toronto, Ontario	13,122,880(1)	48.74
Royce & Associates LLC, New York, NY	2,813,300	10.45

(1) Milton Harris Investments (1998) Limited ("MHIL 98"), is a private corporation. The common shares owned by MHIL 98 are under the common control and direction of John Harris and David Harris who acting together, have voting control of MHIL 98. None of the shares held by MHIL 98 can be sold without the consent of John Harris and David Harris.

Election of Directors

The articles of the Corporation provide that the number of directors shall consist of a minimum of five (5) and a maximum of twenty (20). The actual number of directors may be determined from time to time by resolution of the directors. Ten directors are proposed for election at the Meeting to serve until the next annual meeting or until their successors are duly elected or appointed. On April 12, 2006, the Board accepted the resignations of directors Mr. Barrie D. Rose and Mr. Bruce J. Timmerman. At the same time, the Board appointed Ms. Benita Warmbold and Mr. Bruce Sinclair as directors of the Corporation.

The persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. All the nominees are now members of the board of directors and have been since the years indicated. Management does not contemplate that any of the proposed nominees will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director will hold office until the next annual election of directors or until his successor is elected.

The following table sets forth the names of the nominees, all major positions and offices with the Corporation and its significant affiliates presently held by them, their principal occupation, the year they became a director and the approximate number of common shares of the Corporation which they beneficially own, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof. All directors shown below have held their current employment position for the last five years unless indicated below:

Name and Position with Corporation	Principal occupation and all other major positions and offices with significant affiliates of the Corporation	Year Became Director	Common Shares beneficially owned directly or indirectly, or over which control or direction is exercised (1)
John Harris, M.B.A. Chairman of the Board and Chief Executive Officer and Director Etobicoke, Ontario, Canada	Chairman of the Board and Chief Executive Officer of the Corporation; prior thereto, President and Chief Operating Officer of the Corporation from 1994 – 2005	1989	292,560 (2)

(continued on the next page)

* Member of Audit Committee. † Member of Compensation Committee. & Member of Nominating and Governance Committee.

(1) The information as to shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Reference is made to the heading "Voting Shares and Principal Holders Thereof". 13,122,880 shares are owned by MHIL 98, and acting together, John Harris and David Harris exercise control and direction over these shares.

(3) In May 2004, Paul A. Kelly was issued 300,000 common shares in escrow, which are secured by a promissory note in the principal amount of $2,156,250. See "Indebtedness of Directors and Officers."

Election of Directors *continued from page 4*

Name and Position with Corporation	Principal occupation and all other major positions and offices with significant affiliates of the Corporation	Year Became Director	Common Shares beneficially owned directly or indirectly, or over which control or direction is exercised (1)
James W. Leech *† & Director Toronto, Ontario, Canada	Senior Vice-President, Private Capital, Ontario Teachers' Pension Plan Board (private investment management)	1982	2,600
Geno F. Francolini, C.M., F.C.A., L.L.D., † Lead Director London, Ontario, Canada	President and Chief Executive Officer of Xenon Capital Corporation (investment/venture capital)	1992	10,000
David E. Harris, L.L.B. Director Toronto, Ontario, Canada	Barrister & Solicitor	1994	– (2)
The Honourable J.Judd Buchanan, P.C., O.C., M.B.A., L.L.D.* & Director Silver Star Mountain, B.C., Canada	President of Rundle Investments Ltd. (investments)	2002	2,100
Sheldon Aaron † Director London, Ontario, Canada	President of Aaron Construction Limited (construction and development)	2003	9,000
Paul A. Kelly President and Chief Operating Officer and Director Oakville, Ontario, Canada	President and Chief Operating Officer of the Corporation; prior thereto, Executive Vice-President of the Corporation from 2004 – 2005; prior thereto, President and Chief Executive Officer of Slater Steel Inc. (steel producer) from 1999 – 2004	2004	300,000 (3)
Dale H. Lastman, L.L.B.& Director Toronto, Ontario, Canada	Co-Chair, Goodmans LLP (law firm)	2004	–
Benita M. Warmbold, C.A.* Director Toronto, Ontario, Canada	Managing Director and Chief Financial Officer, Northwater Capital Management (investment management)	2006	–
Bruce Sinclair, M.B.A. Director Thornbury, Ontario, Canada	Director, Wave Wireless Corporation; prior thereto, President and Chief Executive Officer of WaveRider Communications Inc. from 1997 - 2005 (wireless communications companies)	2006	–

* Member of Audit Committee. † Member of Compensation Committee. & Member of Nominating and Governance Committee.

(1) The information as to shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2) Reference is made to the heading "Voting Shares and Principal Holders Thereof". 13,122,880 shares are owned by MHIL 98, and acting together, John Harris and David Harris exercise control and direction over these shares.

(3) In May 2004, Paul A. Kelly was issued 300,000 common shares in escrow, which are secured by a promissory note in the principal amount of $2,156,250. See "Indebtedness of Directors and Officers."

Cease Trade Orders, Bankruptcies and other Sanctions

Except as described below, to the best of the Corporation's knowledge, no director or proposed director of the Corporation, is, or within the 10 years prior to the date hereof has been, a director or executive officer of any company that:

(a) while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b) while that person was acting in that capacity was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Paul Kelly was previously Chief Executive Officer of Slater Steel Inc., which entered orderly bankruptcy proceedings in June 2003.

To the best of the Corporation's knowledge, no director or proposed director has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Statement of Executive Compensation

The following table sets forth information concerning the annual and long-term compensation earned for services rendered during each of the last three financial years in respect of the individuals who were at December 31, 2005 the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the "Named Executive Officers"), being the individuals who meet the regulatory disclosure requirements with respect to the Corporation. For 2005, Milton E. Harris served as Chairman and Chief Executive Officer until his death March 26, 2005, following which time John Harris was appointed Chairman and Chief Executive Officer.

Summary Compensation 2003 - 2005

		Annual Compensation			
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	All Other Compensation (2)
Milton E. Harris (3) Chairman and C.E.O.	2005 2004 2003	142,645 574,462 540,855	1,036,862 4,078,641 308,114	Nil Nil Nil	Nil Nil Nil
John Harris (4) Chairman and C.E.O.	2005 2004 2003	595,895 461,590 422,382	4,147,448 4,130,035 563,333	Nil Nil Nil	5,500 5,167 4,833
Douglas Deighton Vice-President and C.F.O.	2005 2004 2003	207,807 164,424 124,397	888,739 682,067 124,754	Nil Nil Nil	5,500 5,167 4,833
Paul A. Kelly (5) President and C.O.O.	2005 2004	423,860 248,352	1,862,606 1,068,143	Nil Nil	8,250 7,750
Wesley Colling (6) President, Harris Rebar	2005 2004 2003	231,005 212,469 176,782	1,543,444 860,814 222,903	Nil Nil Nil	5,500 5,167 4,833
Gary Richmond (7) Vice-President and General Manager, Laurel Steel	2005 2004	235,655 70,876	381,375 298,792	Nil Nil	8,250 7,750

(1) Perquisites do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any Named Executive Officer.

(2) "All Other Compensation" represents contributions to the company-wide Group R.R.S.P. The Corporation's Named Executives are not covered by a pension plan.

(3) Mr. Milton E. Harris was the Chairman of the Board and Chief Executive Officer of the Corporation until his death March 26, 2005. He was succeeded by Mr. John Harris as Chairman and Chief Executive Officer.

(4) Effective March 28, 2005, Mr. John Harris was appointed Chairman and Chief Executive Officer of the Corporation.

(5) Effective March 30, 2005, Mr. Paul A. Kelly, formerly Executive Vice-President, was appointed President and Chief Operating Officer in addition to his divisional responsibilities. Mr. Kelly joined Harris Steel Group in May, 2004.

(6) Effective March 30, 2005, Mr. Wesley Colling was appointed President, Harris Rebar, replacing John Harris.

(7) Effective September 13, 2004, Mr. Gary Richmond commenced employment as Vice-President and General Manager, Laurel Steel.

Termination of Employment, Management Change of Control and Employment Contracts

Effective May 11, 2004, the Corporation entered into an employment agreement with Paul Kelly who joined as Executive Vice-President. The contract provides for termination payments whereby, if Mr. Kelly is terminated for any reason other than with just cause, Mr. Kelly will be entitled to a lump sum payment equal to two times the aggregate annual compensation which he would have received at the time of the notice of termination.

In the event of a Change of Control, where Mr. Kelly is terminated or, by a series of events, is deemed to have been "constructively terminated", within a period of two years following the Change of Control event, then Mr. Kelly will be entitled to a lump sum payment equal to three times his aggregate annual compensation. If, within a period of six months following a Change of Control, Mr. Kelly elects to terminate his employment with Harris Steel Group Inc., then he will also be entitled to three times his aggregate annual compensation.

Effective September 13, 2004, the Corporation entered into an employment agreement with Gary Richmond who joined as Vice-President and General Manager of Laurel Steel. The contract provides for termination payments whereby, if Mr. Richmond is terminated for any reason other than with just cause, Mr. Richmond will be entitled to a lump sum payment equal to the aggregate annual compensation.

In the event of a Change of Control, where Mr. Richmond is terminated, or, by a series of events, is deemed to have been "constructively terminated", within a period of two years following the Change of Control event, then Mr. Richmond will also be entitled to a lump sum payment equal to his aggregate annual compensation.

None of the other Named Executive Officers have management contracts with Harris Steel Group Inc. or its affiliates containing termination provisions or management change of control provisions.

Indebtedness of Directors and Executive Officers

The following table sets forth the aggregate indebtedness to the Corporation and its subsidiaries of all executive officers, directors, employees and former executive officers, directors and employees of the Corporation and its subsidiaries as at the date hereof.

AGGREGATE INDEBTEDNESS ($)		
Purpose	To the Corporation or its Subsidiaries ($)	To Another Entity
Share purchases	2,156,250	N/A
Other	N/A	N/A

The following table sets forth the indebtedness of our directors and executive officers, or associates of any of them, to the Corporation or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE						
Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Principal Amount Outstanding During Fiscal Year ended December 31, 2005 ($)	Principal Amount Outstanding as at March 31, 2006 ($)	Financially Assisted Securities Purchases During Fiscal Year Ended December 31, 2005	Security for Indebtedness	Amount Forgiven During Fiscal Year Ended December 31, 2005 ($)
Securities Purchase Programs						
Paul A. Kelly, President and Chief Operating Officer	Lender	2,156,250	2,156,250	0	300,000 common shares	–

In May 2004, 300,000 common shares were issued to Paul A. Kelly, to be held in escrow pursuant to the terms of an Escrow Agreement. Payment for these shares is in the form of a promissory note which is repayable in five annual instalments, commencing in May 2009 and ending in May 2013. Interest accrues at the quarterly interst rate prescribed by the *Income Tax Act* (Canada) and is to be paid annually in January of each year from 2005 to 2013. Accrued interest in the amount of $64,688 to December 31, 2005 was paid by Mr. Kelly in January 2006.

Interest of Informed Persons in Material Transactions

On February 1, 2005, MHIL 98, a company controlled by Milton E. Harris who was then Chairman and Chief Executive Officer of the Corporation, sold 3,950,000 common shares on a bought deal basis to a syndicate of underwriters. The offering was for gross proceeds of $81,172,500, consisting of 3,500,000 common shares plus an underwriters' option exercised in full for an additional 450,000 common shares, all sold at an offering price of $20.55 each. The Corporation did not receive any proceeds from the offering, and all expenses were paid by MHIL 98. The registered office address of MHIL 98 is 4120 Yonge Street, Suite 404, Toronto, Ontario M2P 2B8.

Composition of the Compensation Committee

The Compensation Committee in 2005 and up until April 12, 2006 was made up of the following three independent directors of Harris Steel Group Inc. All the members of the Compensation Committee are independent, unrelated directors and none have ever held a position with Harris Steel Group Inc. or its subsidiaries.

Geno F. Francolini (Chair) Barrie D. Rose
James W. Leech

Upon the resignation of Mr. Rose April 12, 2006, Mr. Sheldon Aaron replaced Mr. Rose as a member of the Compensation Committee. Mr. Aaron is also an independent, unrelated director and has never held a position with Harris Steel Group Inc. or its subsidiaries.

Report of the Compensation Committee

The Compensation Committee reviews and makes recommendations to the Board of Directors on remuneration for the Corporation's senior management. In 2005, the Compensation Committee met twice. The report of the Compensation Committee for 2005 compensation is as follows:

Management Compensation Philosophy

Harris Steel Group Inc.'s main goal is to motivate its management by establishing policies which will maximize entrepreneurial efforts. The compensation program is designed to create a performance-based culture, where performance is measured at the pre-tax earnings level and the emphasis is on individual and business unit autonomy.

The compensation program consists of three primary components: salaries, benefits and profit-sharing bonus.

The Corporation does not have long-term incentive plans and does not grant stock options.

The Corporation has no executive pension plan but executives participate in the company-wide Group R.R.S.P.

Bonuses

The Corporation's principal form of incentive program is through profit-sharing bonuses. Executives have been awarded a specific percentage of the annual pre-tax profit of the units for which they are responsible. If those units were not profitable, the executive was not awarded a bonus.

Executives with corporate responsibilities were awarded a percentage of the pre-tax operating profit of the Corporation.

Profit-sharing bonus percentages, except for Milton Harris's and John Harris's, were set by the Chief Executive Officer in consultation with the executives and were reviewed by the Compensation Committee.

The Corporation's profit-sharing plan has been applied consistently over many years. The executives' profit-sharing bonuses are not subject to maximums or to discretion. The bonuses vary in proportion to operating profits.

Base Salaries

Base salaries are established by relating salary levels of executives of Harris Steel Group Inc. to executives having comparable senior managerial responsibilities within organizations in similar industries. Unless a significant change in an executive's responsibility occurs, base salaries are adjusted only when company-wide increases are granted (by the same percentage-rate increase all employees receive).

Chief Executive Officer

The Compensation Committee reviews remuneration for the Chief Executive Officer on an annual basis to ensure his base salary and performance bonus reflect market realities and the contribution made by the Chief Executive Officer to the Corporation. The Chief Executive Officer receives a performance bonus equal to a specific percentage of the annual pre-tax net profit of the Corporation. In 2005, the Chairman and Chief Executive Officer, John Harris, received a salary of $595,895, which reflects the increased responsibilities assumed by Mr. Harris upon his appointment to the position of Chairman and Chief Executive Officer. The salary paid to Mr. John Harris represents a 3.7% increase to the salary paid to Mr. Milton E. Harris in 2004 as former Chairman and Chief Executive Officer of the Corporation. The profit-sharing bonus paid in 2005 to Mr. Harris was $4,147,448, an increase of 1.7% over the profit sharing bonus paid to Mr. Milton E. Harris for 2004 of $4,078,641. The Compensation Committee believes that both the salary and bonus paid to Mr. Harris in 2005 are consistent with peer group standards and appropriate given the record earnings from operations in 2005.

Report submitted by: Geno F. Francolini, Barrie D. Rose, James W. Leech

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in shares of the Corporation on December 31, 2000 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Steel Index for the five most recently completed years (assuming reinvestment of dividends). All historical values have been adjusted to reflect the 2004 share reclassification and stock split.

During this period, the total cumulative shareholder return for $100 invested in Harris Steel Group Inc. (TSX: HSG) shares was $687 as compared with $138 for the S&P/TSX Composite Index and $362 for the S&P/TSX Steel Index.

HSG
S&P/TSX Steel Index
S&P/TSX Composite Index
$750
$650
$550
$450
$350
$250
$150
$50

	2000/12	2001/12	2002/12	2003/12	2004/12	2005/12
HSG	$100	$130.61	$144.67	$140.05	$521.78	$686.84
S&P/TSX Steel Index	$100	$118.01	$116.02	$148.75	$251.57	$361.72
S&P/TSX Composite Index	$100	$ 87.43	$ 76.55	$ 97.01	$111.06	$137.85

Assuming an investment of $100 and the reinvestment of dividends

Compensation of Directors

Each director of the Corporation, other than a director who is also an executive officer, was paid in 2005 an annual director's fee of $20,000; a fee of $1,000 for attending each meeting of the directors and each meeting of committees of the directors; and a fee of $800 for participating in each meeting of the directors and each meeting of committees of the directors held by conference telephone call. In addition to these fees, the lead director was paid in 2005 an annual retainer of $28,000 and the audit committee chair was paid in 2005 an annual retainer of $10,000, again in addition to the director retainer and per-meeting fees disclosed above.

Directors' and Officers' Liability Insurance

The Corporation provides liability insurance for directors and officers of the Corporation and its subsidiaries. The premium for the policy term from July 1, 2005 to July 1, 2006 was $53,500, which was paid by the Corporation. The policy limit is $10,000,000 per year with an aggregate deductible of $100,000 per claim for the Corporation. The individual directors and officers of the Corporation and its subsidiaries are insured for losses arising from claims against them for certain of their acts, errors or omissions as such. The Corporation also is insured against any loss arising out of any liability that it may be required or permitted by law to pay to directors or officers in respect of such claims.

Statement of Corporate Governance Practices

We disclose below our description of the Corporation's corporate governance practices in accordance with National Instrument 58-101, adopted June 30, 2005 by the Canadian Securities Administrators.

Board Composition and Independence

Our Board during 2005 and currently in 2006 is comprised of 10 directors, six of whom are independent.

(a) The independent directors are:

Sheldon Aaron, Geno F. Francolini, Barrie D. Rose (resigned April 12, 2006), Bruce Timmerman (resigned April 12, 2006), the Hon. J. Judd Buchanan, and James W. Leech. None of these directors work in the day-to-day operations of the Corporation or any of its subsidiaries. In addition, none are party to any material contract with the Corporation or any of its subsidiaries, and none receive any fees from the Corporation, other than directors' fees and expenses. The two directors who replace Mr. Timmerman and Mr. Rose are Ms. Benita Warmbold and Mr. Bruce Sinclair, both of whom are considered independent members of the Board.

(b) Our four non-independent directors are:

John Harris, Chairman and Chief Executive Officer

Paul A. Kelly, President and Chief Operating Officer

David Harris, non-independent by virtue of being the son of Milton E. Harris and an executive officer and director of MHIL 98. Acting together with John Harris, David Harris holds voting control and direction over 13,122,880 common shares of the Corporation owned by that entity.

Dale Lastman, Co-Chairman of Goodmans LLP. We consider Mr. Lastman to be non-independent, as we have retained Goodmans LLP as legal counsel for over 15 years.

(c) We do not have an independent Chairman, but we appointed Geno F. Francolini as our lead director in February 2005 to provide independent oversight of the Board of Directors, and to act as the liaison between the independent directors and management, including chairing sessions of the independent directors without management present.

(d) Our directors also serve on the Boards of other public corporations. Mr. Leech is a Trustee of Yellow Pages Income Fund and a member of their Human Resources Committee. He is also a Trustee of Chemtrade Logistics Income Fund, and the Chair of their Audit Committee. Finally, he is a director of Worldspan Technologies Inc., and the Chair of their Finance Committee. The Hon. J. Judd Buchanan is the lead director of Bird Construction Company, as well as a member of their Pension, Corporate Governance and

Compensation Committee and of their Personnel and Safety Committee. He is a director of Logistec Corporation and a member of their Audit Committee, and finally, he is a director of Tri-White Corporation as well as a member of their Corporate Governance and Compensation Committee. Mr. Rose is the Chair of Bison Instruments Inc., and Mr. Lastman is a Trustee of RioCan Real Estate Investment Trust. Additional disclosure on the directors including non-for-profit commitments which they have disclosed voluntarily appears on pages 17 and 18 of our Annual Information Form dated March 8, 2006, which is available on SEDAR at www.sedar.com.

(e) Independent directors hold regularly scheduled in-camera sessions as part of meetings at which members of management are not in attendance. In 2005, the independent directors held three such sessions, out of a total of 11 Board meetings.

(f) The following table sets forth the attendance record of each of the independent directors, including their attendance at committee meetings in 2005:

Attendance of Directors

Director	Board meetings attended (in person or by telephone)	Audit	Compensation	Nominating and Governance
John Harris	11 of 11	N/A	N/A	N/A
Barrie D. Rose	11 of 11	5 of 5	2 of 2	N/A
James W. Leech	9 of 11	4 of 5	2 of 2	N/A
Bruce J. Timmerman	10 of 11	4 of 5	N/A	N/A
Geno F. Francolini	11 of 11	5 of 5	2 of 2	1 of 1
David E. Harris	10 of 11	N/A	N/A	N/A
Hon. J. Judd Buchanan	10 of 11	5 of 5	N/A	1 of 1
Sheldon Aaron	11 of 11	N/A	N/A	N/A
Paul A. Kelly	11 of 11	N/A	N/A	N/A
Dale H. Lastman	9 of 11	N/A	N/A	1 of 1

Board Mandate

We have a written Board Mandate, attached as Schedule A to the circular.

Position Descriptions

The Corporation was founded in 1953 as a private company by Milton E. Harris. From public company inception until 2005, Mr. Milton Harris served as the Chairman and Chief Executive Officer. During that time, neither the Board nor management saw the establishment of a written position description as a priority. This remains true, as John Harris, Chairman and Chief Executive Officer, has been with the Corporation since 1974, and has served as President and Chief Operating Officer from 1994 until his appointment in 2005. We do have written position descriptions for our lead director and for the chairs of each of our committees, namely the Audit Committee, Compensation Committee and Nominating and Governance Committee.

Orientation and Continuing Education

In our corporate governance disclosure made in last year's management information circular, we stated that we had no formal education program which we offered to new directors. We referred to the fact that six of our 10 directors had been with us for over ten years, and that those who had been with us for less than 10 years had relationships with us that were developed over a long term and which provided them with insight into the operations of the Corporation. In order to provide comprehensive orientation to the new directors appointed April 12, 2006 we held a Board orientation day, during which time management detailed the operations of each of the major business segments. In addition to this event, we hold a yearly budget meeting, where business segment managers present to the Board their budgets for the year, in the context of a discussion on potential risk factors, opportunities and industry trends. We also circulate to our directors bulletins and advisories concerning changes to securities legislation as we receive them.

Ethical Business Conduct

In 2006, the Board adopted a written code of conduct and ethics (the "Code"), which constitutes written standards that are designed to promote integrity and to deter wrongdoing. The Code has been filed on SEDAR, and addresses the following issues, among others:

(a) conflicts of interest

(b) protection and proper use of assets

(c) competition and fair dealing

(d) gifts and entertainment

(e) bribes

To ensure that members of the Board exercise independent judgement in considering material transactions and agreements in which a director or executive officer has a material interest, the director or executive officer must disclose in writing to the Board the nature and extent of his or her interest, and must abstain from voting on any resolution to approve the matter unless permitted by applicable corporate law.

The Board delegates to management responsibility for monitoring compliance with the Code, except in instances where Board approval must be sought for a matter pertaining to management. The Board is also responsible for monitoring compliance with the Corporation's "Whistleblower Policy", which provides a mechanism to report complaints or concerns on an anonymous basis by contacting an independent third party service via a toll-free number which is published in documentation provided to each employee. This service is provided by Global Compliance Services Inc., of Charlotte, North Carolina, and the toll-free number is 1-888-475-8376. All complaints to this service are reported directly to management members, the chair of the audit committee and the lead director.

Nomination of Directors

The Board has a Nominating and Governance Committee, which is chaired by the lead director and is comprised of a majority of independent directors. The Nominating and Governance Committee has a written charter, that sets out its responsiblities and duties. These responsiblities and duties include:

(a) assisting in the review and oversight of the evaluation of the performance of the directors of the Corporation, as applicable;

(b) succession planning with respect to the executives of the Corporation, as applicable;

(c) selecting new Board members and identifying and considering candidates;

(d) recommending the applicable Board nominees for each annual meeting of shareholders, and making recommendations concerning membership of each committee of the Board;

(e) developing appropriate corporate governance guidelines for the Corporation, as applicable; and

(f) complying with the requirements of applicable securities and regulatory authorities.

Compensation Committee

The Board's Compensation Committee is comprised entirely of independent directors. The Compensation Committee has a written charter that sets out its responsiblities and duties. These responsiblities include the review and approval of compensation including benefits of the executives of the Corporation as applicable, including compensation policy, plans, and programs

Other Board Committees

The Corporation has no committees other than the Audit Committee, Compensation Committee and Nominating and Governance Committee. The complete Terms of Reference of the Audit Committee and other Audit Committee information is disclosed in the Corporation's Annual Information Form dated March 8, 2006 and which is available at www.sedar.com. This document is incorporated herein by reference.

Assessments

To date, the Board has not established a formal process for assessments of the Board; however, a process for assessments is under review by the Nominating and Governance Committee.

Other Matters Dealt With by the Board

The Board determines the effectiveness of the Corporation's procedures dealing with sound corporate governance. The Board assesses recommendations of the Audit Committee regarding the integrity of the Corporation's internal control and management information systems. The Board meets with managers responsible for the Corporation's principal product lines and reviews annually, budgets and longer term strategic and financial plans. The Board monitors results and reviews consolidated financial statements at regular quarterly meetings.

On an ongoing basis, the Board reviews its conformance with the regulatory guidelines on corporate governance and takes action it considers appropriate to address the guidelines to ensure effective corporate governance.

Appointment of Auditors

The firm of PricewaterhouseCoopers LLP, Chartered Accountants, will be nominated for reappointment as auditors of the Corporation until the next annual meeting of shareholders at a remuneration to be fixed by the directors.

Additional Information

Financial information is povided in the consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2005.

Copies of the Corporation's most recent Annual Information Form, this information circular and Annual Report, including consolidated financial statements for the years ended December 31, 2005 and 2004 and Management's Discussion and Analysis are available on the Internet site of SEDAR at www.sedar.com and on our corporate website at www.harrissteel.com. In the alternative, copies will be sent by the Corporation to any person upon request addressed in writing to the Corporation's Investor Relations Manager at 4120 Yonge Street, Suite 404, Toronto, Ontario, M2P 2B8.

MANDATE OF THE BOARD OF DIRECTORS

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors (the "**Board**") of Harris Steel Group Inc. ("**Harris Steel**"). The Board is responsible for the stewardship of Harris Steel. The responsibilities of the Board described herein are made pursuant to such provision and do not impose any additional responsibilities or liabilities on the directors at law or otherwise.

1. Composition

The Board shall be composed of between 5 and 20 individuals, the majority of whom will be Canadian residents. The Board also shall be constituted with a majority of individuals who qualify as "independent directors" as defined in National Instrument 58-101—*Disclosure of Corporate Governance Practices.*

2. Responsibilities of the Board of Directors

The Board is responsible for the stewardship of Harris Steel and, in that regard, shall have oversight responsibility for:

(a) participating in strategic planning discussions and reviewing and discussing with management the opportunities and risks of Harris Steel's business;

(b) reviewing the business planning process with Harris Steel on an annual basis, and receiving operating updates from time to time;

(c) satisfying itself as to the integrity and competence of the Chief Executive Officer, the Chief Financial Officer and other senior officers of Harris Steel and its subsidiaries and that such officers create a culture of integrity throughout the organization;

(d) identifying with management the principal risks of Harris Steel's business and receiving reports on the implementation of policies where possible to mitigate these risks;

(e) ensuring that Harris Steel has adopted processes, procedures and controls that are designed to ensure compliance with applicable legal requirements;

(f) succession planning and the appointment of the C.E.O. and Chairman;

(g) adopting a disclosure policy that enables Harris Steel to communicate effectively and addresses how Harris Steel interacts with all of its stakeholders, including analysts and the public, contains measures for Harris Steel to avoid selective disclosure and is reviewed at such intervals or times as the Board deems appropriate;

(h) establishing and maintaining appropriate standing committees of the Board:

(i) reviewing and reassessing the adequacy of the terms of reference or charters of the Board and all its committees at such intervals or times as the Board deems appropriate;

(j) receiving recommendations of the Committees;

(k) reviewing and approving or receiving recommendations of the Audit Committee to review and approve, the annual, interim and any other publicly announced financial information of Harris Steel;

(l) ensuring internal controls for Harris Steel are developed and evaluated as part of the internal control process and reviewed periodically on the initiative of the Audit Committee;

(m) ensuring, with the assistance of the Governance & Nominating Committee, the effective functioning of the Board and its committees in compliance with the corporate governance requirements of applicable legislation and securities law requirements, and that such compliance is reviewed periodically by the Governance & Nominating Committee;

(n) developing Harris Steel's approach to governance, including developing a set of governance principles and guidelines that are specifically applicable to Harris Steel;

(o) reviewing the adequacy and form of compensation of directors and ensuring that compensation realistically reflects the responsibilities and risk involved in being a director;

(p) reviewing and, where appropriate approving, the recommendations made by the various committees of the Board, including, without limitation, to: select nominees for election to the Board; appoint directors to fill vacancies on the Board; and appoint members of the various committees of the Board;

(r) meeting regularly with management;

(s) meeting regularly without management;

(t) receiving communication from stakeholders, if stakeholders wish to communicate directly with the Board. Through the Audit Committee, the Board has established a whistle-blower hotline which is to be operated by an independent third party. All reports from the third party are presented to a group of executives and directors which includes the Lead Director and the Audit Committee Chair. In addition, the Board receives regular reports from investor relations concerning shareholder activity and any concerns that may arise. Finally, the Board receives copies of any prescriptive or compliance-related communication that is made to Harris Steel by the Toronto Stock Exchange or the Canadian Securities Administrators.

Every director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of Harris Steel. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, directors are expected to carry out their duties in accordance with policies adopted by the Board from time to time, the current policy being annexed hereto as Appendix A.

3. Responsibilities of the Lead Director

The Board believes that so long as the roles of Chairman and Chief Executive Officer are held by the same individual, there should be a "lead director" appointed by the Board from its independent members. The Lead Director shall assume the roles as defined in the Lead Director Mandate.

4. Decisions Requiring Prior Approval of the Board of Directors

Approval of the Board shall be required for:

(a) dividends;

(b) significant acquisitions/dispositions;

(c) related party transactions;

(d) the public dissemination of any financial information;

(f) the issuance or repurchase of securities of Harris Steel;

(g) the terms of reference or charters of committees of the Board; and

(h) a material change in the compensation of senior management; and

(i) any other matter that would give rise to a "material change" to Harris Steel.

The foregoing list is intended to provide guidance on particular matters requiring Board approval but is not intended to be an exhaustive list.

5. Meetings

The Board will meet not less than four times per year. A quorum for the meetings shall be a majority of the directors then holding office. However, the Board shall not transact business at a meeting unless a majority of the directors present are resident Canadians or as otherwise permitted by the by-laws of Harris Steel.

6. Meeting Guidelines

Directors will be expected to have read and considered the materials sent to them in advance of each meeting, and to be prepared to discuss the matters contained in such materials at the meeting. The notice of meeting will highlight significant matters to be dealt with at each meeting so that directors can focus on reviewing the related materials.

7. Committees

The Board may delegate authority to individual directors and committees where the Board determines it is appropriate to do so. The Board may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate. Each committee should have a written charter and should report regularly to the Board, summarizing the committee's actions and any significant issues considered by the committee.

8. Remuneration

Remuneration shall be at a level that will attract and motivate competent members.

9. Expectations of Management

Management shall be required to report to the Board at the request of the Board on the performance of Harris Steel, new and proposed initiatives, management's concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair of the Board or Lead Director any significant developments, changes, transactions or proposals respecting Harris Steel. The Board, acting as a collective or through its lead director or committee members, will provide guidance as appropriate on the level and format of documentation they would like to receive from management on specific agenda items.

10. Orientation and Continuing Education

Management, working with the Board, will provide orientation and education for new directors to familiarize them with Harris Steel and its business. All new directors will participate in this program.

APPENDIX A

POLICY OF PRACTICES FOR DIRECTORS

1. Attendance at Meetings

Each director is expected to have a very high record of attendance at meetings of the Board, and at meetings of each committee on which the director sits. A director is expected to:

(a) advise the Chair as to planned attendance at Board and committee meetings shortly after meeting schedules have been distributed;

(b) advise the Chair as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(c) attend a meeting by conference telephone if unable to attend in person.

2. Preparation for Meetings

Directors are expected to carefully review and consider the materials distributed in advance of a meeting of the Board or a committee of the Board. In addition to reviewing these materials, directors are expected to listen to the live or replay versions of quarterly earnings calls or to read the scripts of such calls. All directors are encouraged to contact the lead director and/or the Chief Executive Officer of Harris Steel and any other appropriate officers to ask questions and discuss agenda items prior to meetings.

3. Conduct at Meetings

Directors are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a director should:

(a) be candid and forthright;

(b) not be reluctant to express views contrary to those of the majority;

(c) be concise and, in most circumstances, respect the time constraints of a meeting;

and

(d) be courteous to and respectful of other directors and guests in attendance.

4. Personal Conduct

Directors are expected to:

(a) exhibit high standards of personal integrity, honesty and loyalty to Harris Steel;

(b) project a positive image of Harris Steel to news media, the financial community, governments and their agencies, securityholders and employees;

(c) be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the Board; and

(d) disclose any potential conflict of interest that may arise with the business or affairs of Harris Steel and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

5. Independent Advice

In discharging its mandate the Board or any of its standing committees shall have the authority to retain (and authorize the payment by Harris Steel of) and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

APPROVAL BY THE BOARD OF DIRECTORS

The Board of Directors of the Corporation has approved the contents and sending of this management information circular.

"Signed"

FLORA WOOD

April 13, 2006 — Corporate Secretary

HARRIS STEEL GROUP INC.
(the "Corporation")

Annual Meeting of Shareholders

Held on May 18, 2006

REPORT OF VOTING RESULTS

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Brief Description of Matters Voted Upon	Outcome of the Vote
In respect of the election of directors of the Corporation for the ensuing year	**Approved**
In respect of the re-appointment of the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration	**Approved**

File 82-34928

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Harris Steel Group Announces Appointments to the Board of Directors

TSX:HSG

TORONTO, April 12 /CNW/ - Harris Steel Group Inc. (HSG:TSX) is pleased to announce the appointment of the following new directors, who will stand for election at the upcoming Annual Meeting of Shareholders to take place May 18, 2006:

Ms. Benita M. Warmbold, C.A. is a Managing Director and the Chief Financial Officer of Northwater Capital Management Inc. ("Northwater"), an investment advisory firm with over U.S.$8.5 billion in assets under management. Northwater has pioneered in the development of innovative investment solutions using derivatives, funds of market-neutral hedge funds and other alternative investments. Northwater is not an investor in the common shares of Harris Steel Group Inc. ("Harris Steel"). Ms. Warmbold has been with Northwater since 1997, prior to which time she was Executive Vice-President of the Canada Development Investment Corporation, which managed investments in Cameco, Co-Enerco Resources, the Hibernia Development Project and de Havilland Canada, among others.

Mr. Bruce Sinclair, M.B.A. is a director of Wave Wireless Inc., which merged with WaveRider Communications Inc. effective March 29, 2006. Mr. Sinclair was the President and Chief Executive Officer of WaveRider Communications Inc. from 1997 to 2005. He was the founding President of Dell Computer Canada from 1987 to 1991, and in 1991 was promoted to lead Dell Europe.

Harris Steel also wishes to thank two long-standing directors, Mr. Bruce Timmerman and Mr. Barrie D. Rose, for their decades of service and their significant contribution to Harris Steel. Mr. Rose and Mr. Timmerman have retired, also effective April 12. Ms. Warmbold has replaced Mr. Rose as chair of the audit committee.

Financial results for first quarter 2006 are scheduled for release after the close of trading May 3, 2006, with an open conference call and webcast to take place at 11 am ET on May 4, 2006. Details of the conference call are as follows:

Date	May 4, 2006
Time	11:00 am ET
Local dial-in number	416-849-6199
Toll-free dial-in number (Canada only)	1-866-233-5281

To participate in the call, please dial in five to ten minutes prior to the 11 am ET start time. This conference call will be recorded and available for replay for 10 days following completion of the call. To access the replay please dial 1-800-766-3735. No pass codes are required for the live call or the replay.

To access the live audio webcast, please go to http://events.onlinebroadcasting.com/harris/050306/index.php

The webcast will be archived through this same link and will also be archived on our website at http://www.harrissteel.com.

About Harris Steel Group

Harris Steel Group Inc. is engaged in the fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Harris Steel Group also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and allied products to U.S. customers, primarily involved in single

family residential construction.

Harris became a public company in 1967 and has paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

%SEDAR: 00008000E

/For further information: please contact: Flora Wood, Investor Relations, (416) 590-9549 or toll-free 1-866-585-0089, Email flora(at)harrissteel.com; Corporate Office, (416) 590-9549/

(HSG.)

CO: Harris Steel Group Inc.

CNW 13:00e 12-APR-06

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Harris Steel Group Announces Record First Quarter 2006 Earnings

TSX:HSG

TORONTO, May 3 /CNW/ - Harris Steel Group Inc. (HSG:TSX) is pleased to announce record first quarter earnings of $14.7 million, or $0.55 per share, up 21.6% over earnings of $12.1 million or $0.45 per share in the first quarter of 2005. The financial performance in the first quarter demonstrates robust rebar activity and steel trading and distribution earnings that are well above historical returns in these businesses, although we are experiencing continuing margin pressure in the industrial products segment.

Sales in the first quarter of $305.3 million are up $112.6 million, or over 58% from their comparable level at the end of first quarter 2005. Steel trading and distribution segment sales of $86.4 million represent a large portion of the increase, and reinforcing product (rebar) sales were also strong, up 35.6% from first quarter last year. Industrial products sales were down 5.1% year over year.

Reinforcing products segment pre-tax earnings of $17.6 million were up 51.0% from the corresponding quarter in 2005. Segment pre-tax earnings as a percentage of sales was 10.8% in the first quarter of 2006 compared to 9.7% in the same period last year. Construction demand in the rebar segment was strong in the first quarter, aided by mild winter weather in many of the regions served by our branches. Demand remains solid and we continue to expect healthy activity in rebar.

In the industrial products segment, pre-tax earnings for the first quarter of 2006 of $4.9 million were 49.7% lower than the first quarter of 2005. We continue to face challenges in our industrial products operations, namely, continuing pressure on the North American manufacturers who are the principal users of cold-finished bar, and the adverse impacts on earnings of a stronger Canadian dollar. We will consolidate the results of our Tru-Weld Grating acquisition in the second quarter and we expect some positive effects of the acquisition to mitigate the margin pressure we continue to face in the cold-finished bar processing operations.

The steel trading and distribution segment experienced high trading volumes during the quarter, and pre-tax margins of 4.6%, which are well above historical norms in both businesses. The performance in the first quarter exceeded our long-term expectations for the businesses; however, our visibility in these businesses is limited, and we caution against making predictions in a volatile environment. Despite these cautions, however, certain indicators including the value of inventory in transit and letters of credit outstanding are signs of healthy volumes in the coming quarter.

Shareholders' Equity at the end of the first quarter was $339.3 million, an increase of $12.1 million, or 3.7% from the value at the end of 2005 of $327.2 million.

Unaudited results are summarized as follows:

<<

$Cdn 000's Except per share amounts	For the Three Months Ended Mar. 31. (Unaudited) 2006	2005
Sales	$ 305,280	$ 192,657
Earnings For the Period	$ 14,703	$ 12,093
Earnings Per Share	$ 0.55	$ 0.45

Avg. No. of Common Shares Outstanding	26,924,320	26,924,320
No. of Common Shares Outstanding at March 31	26,924,320	26,924,320

The Board of Directors approved a quarterly dividend of $0.10 per common share payable June 30, 2006 to shareholders of record June 16, 2006.

Financial statements are attached below, and full financial statements including Notes and Management's Discussion and Analysis of Results of Operations and Financial Condition will be filed on SEDAR by May 12, 2006.

Harris Steel Group Inc. will hold a conference call and webcast to discuss results tomorrow at 11:00 am eastern time. This call will be hosted by John Harris, Chairman and Chief Executive Officer, Paul Kelly, President and Chief Operating Officer and Douglas Deighton, Chief Financial Officer. To participate in the call, please dial 416-849-6199 or 1-866-233-5281 (toll-free from Canada only). The conference call will be recorded and available for replay approximately one hour after the completion of the call, up until midnight of May 13, 2006. To listen to the replay, please dial 1-800-766-3735. No passwords are required for either the live version or the replay version of the call.

To access the live audio webcast, please go to http://events.onlinebroadcasting.com/harris/050306/index.php

The webcast will be archived through the same link and also at www.harrissteel.com.

About Harris Steel Group

Harris Steel Group Inc. is engaged in the fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Harris Steel Group also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and allied products to U.S. customers, primarily involved in single family residential construction.

Harris became a public company in 1967 and has paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG.

HARRIS STEEL GROUP INC.
CONSOLIDATED BALANCE SHEETS

As at March 31, 2006 and December 31, 2005
(Numbers in thousands of dollars)

Assets	March 31, 2006	December 31, 2005
	(Unaudited)	
Current Assets		
Cash	$ 1,971	$ 3,979
Accounts receivable	244,235	236,819
Inventories	199,802	208,963

Income and other taxes recoverable	4,737	6,236
Prepaid expenses and deposits	6,430	6,036
	457,175	462,033
Note Receivable	2,156	2,156
Pension and Health Benefit Plans	518	614
Property, Plant and Equipment	71,301	70,487
Intangible Assets	13,570	14,268
	$ 544,720	$ 549,558

Liabilities

Current Liabilities		
Bank indebtedness	$ 71,070	$ 60,233
Notes payable	11,680	11,630
Accounts payable and accrued liabilities	69,423	99,418
Future income taxes	13,351	13,950
	165,524	185,231
Future Income Taxes	5,225	5,209
	170,749	190,440
Non-Controlling Interests	34,697	31,931

Shareholders' Equity

Capital Stock	16,196	16,196
Currency Translation Adjustment	(432)	(508)
Retained Earnings	323,510	311,499
	339,274	327,187
	$ 544,720	$ 549,558

HARRIS STEEL GROUP INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)
(Numbers in thousands of dollars except shares and per share amounts)

	For the Three Months Ended March 31	
	2006	2005
Sales	$ 305,280	$ 192,657
Cost of Sales	261,982	159,705

	43,298	32,952
Expenses		
Selling and administrative	13,931	10,875
Foreign exchange gains......................	(581)	(818)
Interest	1,387	52
Depreciation	1,793	1,411
Amortization of intangible assets...........	812	-
	17,342	11,520
Earnings Before Income Taxes	25,956	21,432
Provision For Income Taxes		
Current	9,071	6,708
Future	(583)	1,004
	8,488	7,712
Earnings Before Non-Controlling Interests in Earnings of Subsidiaries	17,468	13,720
Non-Controlling Interests in Earnings of Subsidiaries	(2,765)	(1,627)
Earnings For the Period	$ 14,703	$ 12,093
Earnings Per Share	$0.55	$0.45
Average number of shares outstanding	26,924,320	26,924,320
Number of shares outstanding at March 31	26,924,320	26,924,320

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)
(Numbers in thousands of dollars)

	For the Three Months Ended March 31	
	2006	2005
Balance - Beginning of Period	$ 311,499	$ 257,371
Earnings for the period	14,703	12,093
	326,202	269,464
Dividends	(2,692)	(2,423)
Balance - End of Period	$ 323,510	$ 267,041

HARRIS STEEL GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(Numbers in thousands of dollars)

	For the Three Months Ended March 31	
	2006	2005
Cash Provided By (Used In):		
Operating Activities		
Earnings for the period	$ 14,703	$ 12,093
Non-controlling interests in earnings of subsidiaries	2,765	1,627
Depreciation and amortization	2,605	1,411
Future income taxes - long-term	16	(33)
Foreign exchange loss on bank indebtedness and cash held in foreign currency	198	33
(Increase) decrease in accounts receivable	(3,906)	3,101
Decrease (increase) in inventories	11,786	(1,723)
Decrease in prepaid expenses and deposits	1,060	113
Decrease in pension and health benefit plans	96	134
Decrease in accounts payable and accrued liabilities	(30,088)	(12,509)
Decrease (increase) in income and other taxes	1,499	(22,516)
(Decrease) increase in future income taxes - current	(599)	1,037
	135	(17,232)
Investing Activities		
Net additions to property, plant and equipment	(2,058)	(6,905)
Acquisition of business, net of cash acquired	(7,974)	-
	(10,032)	(6,905)
Financing Activities		
Increase in notes payable	50	-
Dividends	(2,692)	(2,423)
Increase in bank indebtedness	10,725	9,212
	8,083	6,789
Net foreign exchange effects on bank indebtedness and cash held in foreign currency	(194)	(33)
Cash - Beginning of Period	3,979	38,530
Cash - End of Period	$ 1,971	$ 21,149

HARRIS STEEL GROUP INC.
SEGMENTED INFORMATION

(Unaudited)
(Numbers in thousands of dollars)

For the Three Months Ended March 31, 2006

	Reinforcing Products	Industrial Products	Steel Trading & Distribution	Other Corporate	Intersegment Eliminations	Total
Total sales	162,980	69,271	86,391	-	(13,362)	305,280
Depreciation	747	1,038	8	-	-	1,793
Amortization	526	-	286	-	-	812
Earnings (loss) before income taxes	17,622	4,936	3,943	(235)	(310)	25,956

For the Three Months Ended March 31, 2005

	Reinforcing Products	Industrial Products	Steel Trading & Distribution	Other Corporate	Intersegment Eliminations	Total
Total sales	120,152	73,008	-	-	(503)	192,657
Depreciation	518	890	-	3	-	1,411
Earnings (loss) before income taxes	11,673	9,822	-	(63)	-	21,432

As at March 31, 2006

	Reinforcing Products	Industrial Products	Steel Trading & Distribution	Other Corporate	Intersegment Eliminations	Total

Inventories	112,285	43,935	44,959	-	(1,377)	199,802
Property, plant and equipment	30,114	40,931	256	-	-	71,301
Total assets	332,319	121,410	88,721	3,647	(1,377)	544,720

As at December 31, 2005 (Audited)

	Reinforcing Products	Industrial Products	Steel Trading & Distribution	Other Corporate	Intersegment Eliminations	Total
Inventories	108,254	66,920	34,855	-	(1,066)	208,963
Property, plant and equipment	28,656	41,628	203	-	-	70,487
Total assets	329,031	146,577	70,325	4,691	(1,066)	549,558

>>
%SEDAR: 00008000E

/For further information: Flora Wood, Investor Relations: (416) 590-9549 or toll-free 1-866-585-0089, email flora(at)harrissteel.com; Corporate Office: (416) 590-9549/
(HSG.)

CO: Harris Steel Group Inc.

CNW 16:06e 03-MAY-06

File 82-34928

RECEIVED
2006 JUL 21 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE


HARRIS
STEEL GROUP INC.

INTERIM REPORT TO SHAREHOLDERS

THREE MONTHS ENDED MARCH 31, 2006

REPORT TO THE SHAREHOLDERS

I'm pleased to announce record first quarter profits of 55 cents per share. Reinforcing Products remains the profit locomotive of the group driven by strong demand in most of our markets. Results in this segment were further buoyed by mild winter weather in many of our locations. Margins in this business are well above their long-term historic averages and indeed above any previous peak. I have been espousing a theory that our business has entered a long-term sellers' market and that this should be generally favourable to margins. I would warn shareholders, however, that my theories have yet to fully pass the test of time.

Industrial Products continues to face the twin challenges of difficulties in the North American manufacturing markets depressing trading conditions for cold-finished bars as well as the several negative effects of the strong Canadian dollar. We will be reporting our Tru-Weld acquisition in this segment in second quarter and we are hopeful that its contribution should protect the segment from continuing pressure on cold-finished bar margins.

We are gratified that our newest segment, Steel Trading and Distribution, has made a significant contribution to results. I have cautioned investors that our expectation is that results in this segment will be "lumpy". Forward visibility, to the extent we have any, is clouded by a lack of historical references; nonetheless, the signs we see for the next quarter are positive.

Toronto, Canada
May 3, 2006

"Signed"
John Harris
Chairman and Chief Executive Officer

Forward-Looking Statements

This commentary contains forward-looking statements reflecting management's expectations regarding future results of operations, economic performance and financial condition of the Company. We wish to caution the reader that the outcome of any number of factors, including those described in this commentary and other documents filed on SEDAR, could affect the Company's actual results and could cause such results to materially differ from those expressed in any forward-looking statements. We do not undertake to update any forward-looking statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION ("MD&A)

Harris Steel Group Inc. ("Harris Steel", "We" or "the Company") is engaged in the fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Harris Steel also participates in steel trading on a worldwide basis through Novosteel SA, based in Switzerland; and through Harris Supply Solutions Inc., in the distribution of reinforcing steel and allied products to U.S. customers, primarily for use in single family residential construction.

Harris Steel became a public company in 1967 and has paid a quarterly dividend consistently since 1972. At March 31, 2006 and at the date of this report, 26,924,320 issued and outstanding common shares are listed on the Toronto Stock Exchange under the symbol HSG.

The following discussion and analysis of the consolidated operating results and financial condition for the quarter ended March 31, 2006 should be read in conjunction with the audited consolidated financial statements and related notes, and MD&A for the years ended December 31, 2005 and 2004. The interim consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). We wish to caution the reader, however, that these interim financial statements are the responsibility of our management, and have not been audited or reviewed on behalf of shareholders by the independent external auditors of the Company, PricewaterhouseCoopers LLP. Additional information relating to the Company, including its most recent annual filings are available on SEDAR at **www.sedar.com**. All figures are in Canadian dollars, unless otherwise noted. This information is presented as of May 3, 2006.

Reference should be made to the description of operating and financial risk factors outlined in our 2005 annual report and Annual Information Form dated March 8, 2006. In view of the recent strength of the Canadian dollar versus the U.S. dollar and media commentary regarding trade protectionism in the U.S., we have provided clarification of the significance of these two risks to our business in the Industrial Products report in the Results of Operations by Segment section.

The Company has included certain non-GAAP performance measures in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore, are unlikely to be comparable to similar measures presented by other companies. We believe that, in addition to conventional measures prepared in accordance with GAAP, these measures can be used by some investors as indicators of our performance. Accordingly, these measures are intended to provide additional information, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Results of Operations

The results for the first three months of 2006 were record first quarter earnings of $14.7 million, or $0.55 per share, up 21.5% over earnings of $12.1 million or $0.45 per share in the first quarter of 2005. Sales in the quarter of $305.3 million are up $112.6 million, or over 50% from the same quarter last year, with the increase attributable to the steel trading and distribution segment, as these businesses did not commence until the second and third quarters of 2005, as well as robust demand for reinforcing steel (rebar).

Gross margin in the quarter was 14.2%, down 2.9% from the gross margin of 17.1% generated in first quarter 2005. This reduction in the consolidated margin reflects the effect of the lower margin business of the steel trading and distribution segment, and continuing margin pressure for our cold-finished bar products.

Selling and administrative expenses ("SG&A") of $13.9 million are up 28.1% over the first quarter 2005. The selling and administrative costs of the additional business segment (steel trading and distribution) added

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

$1.6 million. Secondly, legal and due diligence costs of approximately $540,000 were incurred relating to the acquisition of Tru-Weld Grating Inc. and the assets of its Canadian subsidiary Tru-Weld Grating Ltd. (collectively, "Tru-Weld") which closed April 3, 2006. We also spent approximately $300,000 on our Bill 198 compliance efforts which will continue throughout 2006. Higher bonus profit sharing is also included in SG&A as a result of the higher earnings in the quarter compared to first quarter 2005, and we had increased costs associated with the growth of rebar operations in 2005.

Interest costs of $1.4 million in the first quarter of 2006 reflect the overall higher levels of bank indebtedness, as well as letter of credit financing fees (approximately $300,000) paid by the Novosteel companies which are included in the interest classification.

In the first quarter of 2006, the amortization for intangible assets was $812,000. We had no amortization costs for intangible assets in the first quarter of 2005. When we acquired the four rebar installation businesses in the second quarter of 2005, we allocated consideration to the non-compete/non-solicitation undertakings that were provided by the vendors of these businesses. Accordingly, the amortization of intangible assets commenced in the second quarter of 2005, and was later increased following the acquisition of a 75% interest in Novosteel in the third quarter of 2005.

The deduction for non-controlling interests in the earnings of subsidiaries of $2.8 million in the first quarter of 2006 is higher than its level last year, as it includes the deduction for the 25% interest in the Novosteel earnings.

The effective tax rate in the quarter ended March 31, 2006, was 32.7%, compared to 35.8% for the year ended December 31, 2005. The reduction in the effective rate is a result of the higher earnings deriving from international steel trading operations which benefit from lower corporate tax rates in Switzerland.

Results of Operations by Segment

Reinforcing Products

Historically, first quarter results have generally been the weakest in the year, influenced by pronounced seasonality. Construction activity tends to accelerate in the second half of the year, particularly in Canada and the Northeastern U.S. where winter temperatures are often too cold to allow for construction. As an illustration of this seasonality, in the first quarter of 2005, rebar sales were $120.2 million, down 13.0% from rebar sales in the fourth quarter of 2004. In the first quarter of 2006, rebar sales of $163.0 million were down only 4.3% from their levels in the fourth quarter of 2005; furthermore, earnings from rebar sales at 10.8% of total sales represents record first quarter pre-tax margins. This reflects continuing strong demand for rebar, aided by mild winter conditions that prevailed in both Canada and the Northeastern U.S. In the quarter, we established a new rebar facility in Portland, Oregon, and we also acquired the Fresno-based business and assets of Franklin Reinforcing Steel Co., Inc. ("Franklin") for cash consideration of $8.0 million, attributable mainly to working capital as summarized in note 5 to the consolidated financial statements.

Industrial Products

The industrial products segment generated sales of $69.3 million and earnings before taxes of $4.9 million in the first quarter of 2006. In the corresponding period last year, sales were $73.0 million, and pre-tax earnings were $9.8 million. On a sequential basis, segment earnings in first quarter 2006 were down 34% from their levels in the fourth quarter of 2005. We have stated in prior MD&A discussions and during investor conference calls that historically, we have fourth quarter positive effects that tend to recur each year, and are a function of our conservative accounting practices. The beneficial impact of these effects on earnings are not present in the first quarter of 2006. In addition, in the first quarter of 2006, we incurred approximately $540,000 in legal

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

and due diligence costs pursuant to the acquisition of Tru-Weld which closed April 3, 2006. These two factors account for most of the decline in segment earning levels from the last quarter of 2005 to the first quarter of 2006; notwithstanding these effects, we continue to face challenges in the cold-finished bar processing operations of our industrial products segment. North American manufacturers are the main end users for the cold-finished bars we produce, with many of these manufacturers reporting difficult operating environments. The majority of Laurel Steel's sales are made to U.S. customers, and the strength of the Canadian dollar has the effect of depressing margins on our export business to U.S. customers and creating an environment that invites exporters to compete in our domestic markets. We believe this to be the most significant business risk resulting from foreign exchange we currently face. The high proportion of sales to the U.S. must also be viewed in the context of recent commentary indicating rising trade protection sentiment in the U.S. Laurel Steel's exports continue to be threatened by the possibility of trade restrictions.

The results of Tru-Weld will be consolidated commencing in second quarter 2006, and we anticipate that this will have a positive impact on our results in the bar grating operations of our industrial products segment. This should have some mitigating impact on the margin pressure in our cold-finished bar operations.

Steel Trading and Distribution

Our steel trading and distribution segment produced earnings before taxes of $3.9 million on sales of $86.4 million in the first quarter of 2006. The significant increase in sales volumes resulted in pre-tax earnings margins of 4.6% in this quarter, well above expectations for these businesses, and reflect strong demand for steel products. The change in performance from fourth quarter 2005 to first quarter 2006 reflects the volatility of these businesses on a quarter over quarter basis; nonetheless, we note that various indicators including the value of inventory in transit and letters of credit outstanding are signs of healthy volumes in the coming quarter.

Balance Sheet and Cash Flows

At March 31, 2006, we had cash of $2.0 million and bank indebtedness of $71.1 million. These compare to the December 31, 2005 positions, being cash of $4.0 million and bank indebtedness of $60.2 million. Most of the increased debt is carried by our steel trading and distribution operations. Accounts receivable of $244.2 million are up $7.4 million or 3.1% from their levels at December 31, 2005, while sales increased by 7.5% over the same period. A significant portion of the sales increase is attributable to the steel trading and distribution segment which tends to have shorter collection cycles.

Prepaid expenses and deposits of $6.4 million at the end of the quarter remain high, and reflect Novosteel's prepayment of cargo costs including freight, insurance and unloading services for inventory in transit and orders in process. Similar items were included at December 31, 2005, when prepaid expenses and deposits were $6.0 million. In addition, when we acquired the assets of Franklin in January 2006, we allocated consideration paid to rebar contracts acquired, of which approximately $1.2 million is included in prepaid expenses and deposits at March 31, 2006.

Accounts payable declined by $30.0 million, or 30.2% from their level at the end of December 2005. Accounts payable at the end of December 2005 included large payables for material in our industrial products segment, which have been settled. In addition, profit-sharing bonus payments for the full year 2005 were accrued as payables at year end, and paid early in the first quarter of 2006. Accounts payable balances can vary materially from quarter to quarter based on timing of payments for inventories.

Net additions to property, plant and equipment in the quarter were $2.1 million and include primarily mobile equipment and fabrication machinery. We expect capital expenditures to exceed depreciation costs in 2006, as we continue to see expansion opportunities. We also anticipate expenditures to increase because, in certain locations, we may be required to replace leased space with owned real estate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The business acquisition expenditure of $8.0 million recorded in the first quarter of 2006 is the purchase of the business and assets of Franklin Reinforcing Steel Co., Inc. as described in the "Results of Operations by Segment" and in note 5 to the consolidated financial statements.

Financial Condition

Working capital at the end of March 31, 2006 was $291.7 million, an increase of $14.8 million over the $276.8 million recorded at the end of 2005. Shareholders' equity of $339.3 million increased by $12.1 million from the value at the end of 2005 of $327.2 million.

Given the availability of additional working capital borrowing margin associated with our increased asset base as well as strong cash flows from earnings, we believe we have sufficient capital and liquid resources to fund operations, dividends, capital expenditures and any new growth areas that we anticipate may arise. We plan to continue to fund capital expenditures and dividends from current operating cash flows.

Subsequent Event

As stated in note 10 to the consolidated financial statements, on April 3, 2006, we closed our acquisition of the business and assets of Tru-Weld. The Tru-Weld operations will be integrated with those of the bar grating and expanded metal operations carried out by Fisher & Ludlow in our industrial products operations. Tru-Weld operates three manufacturing facilities, which will complement Fisher & Ludlow's manufacturing facility and seven distribution/fabrication centres.

Toronto, Ontario
May 3, 2006

CONSOLIDATED BALANCE SHEETS

As at March 31, 2006 and December 31, 2005
(Numbers in thousands of dollars)

Assets	**March 31, 2006**	December 31, 2005
	(Unaudited)	
Current Assets		
Cash	$ **1,971**	$ 3,979
Accounts receivable	**244,235**	236,819
Inventories	**199,802**	208,963
Income and other taxes recoverable	**4,737**	6,236
Prepaid expenses and deposits	**6,430**	6,036
	457,175	462,033
Note Receivable	**2,156**	2,156
Pension and Health Benefit Plans	**518**	614
Property, Plant and Equipment	**71,301**	70,487
Intangible Assets (note 5)	**13,570**	14,268
	$ **544,720**	$ 549,558

Liabilities		
Current Liabilities		
Bank indebtedness	$ **71,070**	$ 60,233
Notes payable	**11,680**	11,630
Accounts payable and accrued liabilities	**69,424**	99,418
Future income taxes	**13,351**	13,950
	165,525	185,231
Future Income Taxes	**5,225**	5,209
	170,750	190,440
Non-Controlling Interests	**34,696**	31,931
Shareholders' Equity		
Capital Stock	**16,196**	16,196
Currency Translation Adjustment	**(432)**	(508)
Retained Earnings	**323,510**	311,499
	339,274	327,187
	$ **544,720**	$ 549,558

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)
(Numbers in thousands of dollars except shares and per share amounts)

	For the Three Months Ended March 31	
	2006	2005
Sales	**$ 305,280**	$ 192,657
Cost of Sales	**261,982**	159,705
	43,298	32,952
Expenses		
Selling and administrative	**13,931**	10,875
Foreign exchange gains	**(581)**	(818)
Interest	**1,387**	52
Depreciation	**1,793**	1,411
Amortization of intangible assets	**812**	–
	17,342	11,520
Earnings Before Income Taxes	**25,956**	21,432
Provision For (Recovery Of) Income Taxes		
Current	**9,071**	6,708
Future	**(583)**	1,004
	8,488	7,712
Earnings Before Non-Controlling Interests in Earnings of Subsidiaries	**17,468**	13,720
Non-Controlling Interests in Earnings of Subsidiaries	**(2,765)**	(1,627)
Earnings For the Period	**$ 14,703**	$ 12,093
Earnings Per Share (note 6)	**$ 0.55**	$ 0.45
Average number of shares outstanding	**26,924,320**	26,924,320
Number of shares outstanding at March 31	**26,924,320**	26,924,320

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)
(Numbers in thousands of dollars)

	For the Three Months Ended March 31	
	2006	2005
Balance – Beginning of Period	**$ 311,499**	$ 257,371
Earnings for the period	**14,703**	12,093
	326,202	269,464
Dividends	**(2,692)**	(2,423)
Balance – End of Period	**$ 323,510**	$ 267,041

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(Numbers in thousands of dollars)

	For the Three Months Ended March 31	
	2006	2005
Cash Provided By (Used In):		
Operating Activities		
Earnings for the period	$ **14,703**	$ 12,093
Non-controlling interests in earnings of subsidiaries	**2,765**	1,627
Depreciation and amortization	**2,605**	1,411
Increase (decrease) in future income taxes - long-term	**16**	(33)
Foreign exchange loss on bank indebtedness and cash held in foreign currency	**198**	33
(Increase) decrease in accounts receivable	**(3,906)**	3,101
Decrease (increase) in inventories	**11,786**	(1,723)
Decrease in prepaid expenses and deposits	**1,060**	113
Decrease in pension and health benefit plans	**96**	134
Decrease in accounts payable and accrued liabilities	**(30,088)**	(12,509)
Decrease (increase) in income and other taxes	**1,499**	(22,516)
(Decrease) increase in future income taxes - current	**(599)**	1,037
	135	(17,232)
Investing Activities		
Net additions to property, plant and equipment	**(2,058)**	(6,905)
Acquisition of business, net of cash acquired (note 5)	**(7,974)**	–
	(10,032)	(6,905)
Financing Activities		
Increase in notes payable	**50**	–
Dividends	**(2,692)**	(2,423)
Increase in bank indebtedness	**10,725**	9,212
	8,083	6,789
Net foreign exchange loss on bank indebtedness and cash held in foreign currency	**(194)**	(33)
Cash - Beginning of Period	**3,979**	38,530
Cash - End of Period	$ **1,971**	$ 21,149
Supplemental Cash Flow Disclosures:		
Interest paid (received)	$ **1,220**	$ (15)
Income taxes paid	$ **7,535**	$ 30,086

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006 and 2005 (Unaudited)

1. Basis of Presentation

These interim consolidated financial statements do not include all the disclosures required under Canadian generally accepted accounting principles for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the company for the years ended December 31, 2005 and 2004.

2. Accounting Policies

The accounting policies followed in the preparation of these interim consolidated financial statements are consistent with the accounting policies and their methods of application used in the preparation of the consolidated financial statements for the years ended December 31, 2005 and 2004.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the company and all of its subsidiaries over which it has control. Non-controlling interest represents the share of equity interests in consolidated subsidiaries that are owned by other shareholders.

4. Cyclicality of Operations

The company's business is both cyclical and seasonal, with seasonality primarily impacting the reinforcing products segment, and cyclicality being a major factor in the reinforcing, industrial products and steel trading and distribution segments. The reinforcing products segment serves the infrastructure construction marketplace, where reinforcing steel is embedded within concrete, and weather is a limiting factor when temperatures drop to the point where the concrete in unable to set properly. These seasonal patterns, however, can be outweighed by the inherent cyclical nature of steel markets. The company's operations in all segments are highly dependent on economic conditions and spending and more specifically, on the funding of infrastructure construction and automotive/industrial activity. Because of the impact of these larger cyclical trends, seasonal patterns may not always be evident in the company's interim results.

5. Acquisitions

On January 30, 2006, the company acquired the business and assets of Franklin Reinforcing Steel Co., Inc. in Fresno, California for a total cost of $8.0 million, which was paid in cash.

The business combination has been accounted for using the purchase method of accounting and is summarized below:

	Three Months Ended March 31, 2006
	(in thousands)
Purchase consideration:	
Cash	$ 7,974
Fair value of net assets acquired:	
Current assets, excluding cash	$ 7,363
Property, plant and equipment	549
Other liabilities	(52)
Intangible assets	114
	$ 7,974

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006 and 2005 (Unaudited)

6. Earnings Per Share

Earnings per share amounts are calculated on the weighted average number of shares outstanding for each period reported.

7. Commitments

At March 31, 2006, the company had entered into currency contracts with Swiss and Canadian financial institutions to receive a total of U.S.$23.4 million at various dates up to May 2006 in exchange for Cdn$27.0 million. Each contract was entered into in order to hedge either a purchase order obligation for steel payable in U.S. funds or the anticipated receipt of Canadian funds related to receivables.

The mark-to-market value of the contracts at March 31, 2006 was a gain of $0.3 million.

8. Contingent Liabilities

Novosteel conducts its business by matching purchases of product with sales to customers. The business is financed by trade credit arrangements with a number of Swiss-based banking institutions. These arrangements, principally letters of credit under trade finance facilities, are non-recourse to the shareholders of Novosteel.

At March 31, 2006, there were letters of credit outstanding of U.S.$47.1 million under the Swiss trade credit arrangements for commitments to purchase inventory.

9. Segmented Information

The company has three reportable segments, reinforcing products, industrial products and steel trading and distribution.

In April 2005, the company commenced the operations of Harris Supply Solutions Inc. to engage in the business of distributing reinforcing steel and allied products primarily to the single-family residential and light construction markets across the United States. The results of these operations are shown in the segment, Steel Trading and Distribution. The results of Novosteel, acquired on July 6, 2005, were fully consolidated in the third quarter of 2005 and are reported in the Steel Trading and Distribution segment of the business.

Intersegment eliminations of earnings before income taxes eliminate the intercompany profits on inventories purchased and not yet sold to a third party.

The company evaluates segment performance based on earnings before income taxes. Other corporate items in the reconciliation of reportable segments to the consolidated financial statements comprise the assets and transactions of holding companies not accounted for within the reportable segments (primarily corporate office expenditures and holding company functions).

Notes continue on the next page.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2006 and 2005 (Unaudited)

9. Segmented Information (continued)

(Numbers in thousands of dollars)

	For the Three Months Ended March 31, 2006						For the Three Months Ended March 31, 2005					
	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Intersegment Eliminations	Total	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Intersegment Eliminations	Total
Total sales	162,980	69,271	86,391	–	(13,362)	305,280	120,152	73,008	–	–	(503)	192,657
Depreciation	747	1,038	8	–	–	1,793	518	890	–	3	–	1,411
Amortization	526	–	286	–	–	812	–	–	–	–	–	–
Earnings (loss) before income taxes	17,622	4,936	3,943	(235)	(310)	25,956	11,673	9,822	–	(63)	–	21,432

	As at March 31, 2006						As at December 31, 2005					
	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Intersegment Eliminations	Total	Reinforcing Products	Industrial Products	Steel Trading and Distribution	Other Corporate	Intersegment Eliminations	Total
Inventories	112,285	43,935	44,959	–	(1,377)	199,802	108,254	66,920	34,855	–	(1,066)	208,963
Property, plant and equipment	30,114	40,931	256	–	–	71,301	28,656	41,628	203	–	–	70,487
Total assets	332,319	121,410	88,721	3,647	(1,377)	544,720	329,031	146,577	70,325	4,691	(1,066)	549,558

10. Subsequent Event

On April 3, 2006, the company acquired the business and assets of Tru-Weld Grating Inc. and its Canadian subsidiary, Tru-Weld Grating Ltd. The purchase price is estimated to be U.S.$21 million, including the assumption and revaluation of certain liabilities. The final purchase price is yet to be determined, as it remains subject to adjustments for working capital items.

File 82-34928

CIBC Mellon Trust Company



April 19, 2006

sedar@newswire.ca
cc: flora@harrissteel.com

Ontario Securities Commission

Dear Sirs:

RE: HARRIS STEEL GROUP INC.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on April 19, 2006:

- X Proxy
- X Notice of Meeting/Information Circular

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\CM_Harris

CERTIFICATION OF INTERIM FILINGS

Form 52-109F2 (Modified)

I, John Harris, Chairman and Chief Executive Officer of Harris Steel Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Harris Steel Group Inc. (the "issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results or operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 3, 2006

"Signed"
John Harris
Chairman and Chief Executive Officer

CERTIFICATION OF INTERIM FILINGS

Form 52-109F2 (Modified)

I, Douglas Deighton, Chief Financial Officer of Harris Steel Group Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Harris Steel Group Inc. (the "issuer") for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results or operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 3, 2006

"Signed"
Douglas Deighton
Chief Financial Officer

HARRIS STEEL GROUP INC.

COMMON SHARES

PROXY

SOLICITED BY MANAGEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 18, 2006

The undersigned Shareholder of Harris Steel Group Inc. (the "Corporation") hereby appoints John Harris or failing him, Flora Wood, or instead of them .... as proxy for the undersigned with power of substitution, to attend, vote for and on behalf of and otherwise act for the undersigned at the annual meeting of shareholders of the Corporation to be held on May 18, 2006 and at any adjournment or adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at such meeting or any adjournment or adjournments thereof and, without limiting the general authorization and powers hereby given, the persons named as proxy are specifically directed to:

1. **VOTE** ☐ or **WITHHOLD** from voting ☐ for the election of directors named in the Management Information Circular accompanying this proxy.

2. **VOTE** ☐ or **WITHHOLD** from voting ☐ for the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and the authorization of the directors to fix the remuneration of the auditors.

SIGNED THIS day of , 2006.

....

Signature of Shareholder

NOTES:

1. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the foregoing instructions. **If no choice is specified, the shares will be voted for the election of the directors and for the appointment of the auditors and the authorization of the directors to fix the remuneration of the auditors.**

2. This proxy confers authority for the above-named to vote in their discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying this proxy or other matters which may properly come before the meeting or any adjournments thereof.

3. **Each Shareholder has the right to appoint a person to represent him or her at the meeting other than the persons specified above. Such right may be exercised by striking out the names of the specified persons and by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.**

4. Please sign exactly as your name appears on the proxy. If the Shareholder is a corporation, the proxy should be executed by duly authorized officers and the corporate seal affixed.

File 82-34928

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Harris Steel Group Announces Second Quarter Financials Release Date and Conference Call

TSX:HSG

TORONTO, July 13 /CNW/ - Harris Steel Group Inc. (HSG:TSX) will announce its financial results for the period ended June 30, 2006 after the close of trading on August 8, 2006. An open conference call and webcast to discuss the results will be held August 9, 2006 at 9 am ET.

The call will be hosted by John Harris, Chairman and Chief Executive Officer, Paul Kelly, President and Chief Operating Officer, and Douglas Deighton, Vice-President and Chief Financial Officer. Details of the conference call are as follows:

<<

Date	August 9, 2006
Time	9:00 am ET
Local dial-in number	416-849-6199
Toll-free dial-in number (Canada only)	1-866-233-5281

>>

To participate in the call, please dial in five to ten minutes prior to the 9 am ET start time. This conference call will be recorded and webcast.

Webcast

To access the live audio webcast, please go to www.harrissteel.com and click on "Webcast" in the Investors section at http://events.onlinebroadcasting.com/harris/080906/index.php

The webcast will be archived on the website.

About Harris Steel Group Inc.

Harris Steel Group Inc. is engaged in the fabrication and placing of concrete reinforcing steel, including epoxy-coated reinforcing steel; the design and installation of concrete post-tensioning systems; the manufacture and distribution of wire and wire products, welded wire mesh and cold finished bar; and the manufacture and distribution of heavy industrial steel grating, aluminum grating and expanded metal. These operations serve customers throughout Canada and the United States. Harris Steel Group also participates in steel trading on a worldwide basis, and in the distribution of reinforcing steel and allied products to U.S. customers, primarily involved in single family residential construction. Harris became a public company in 1967 and has paid a quarterly dividend consistently since 1972. Approximately 27 million shares are listed on the Toronto Stock Exchange under the symbol HSG, and the website is www.harrissteel.com.

%SEDAR: 00008000E

/For further information: Flora Wood, Investor Relations, Corporate Office,(416) 590-9549 or toll-free 1-866-585-0089/
(HSG.)

CO: Harris Steel Group Inc.

CNW 10:05e 13-JUL-06